Exhibit 99.1

Global Partner for Success

HiSoft Announces Appointment of New Independent Director

BEIJING, June 1, 2011 — HiSoft Technology International Limited, (“HiSoft” or the “Company”) (NASDAQ: HSFT), a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China, today announced the appointment of Dr. Pehong Chen as an independent director to the Company’s board of directors, effective June 1, 2011.

Dr. Pehong Chen is the founder, chairman, president and chief executive officer of BroadVision, Inc. (NASDAQ: BVSN), an innovative provider of online commerce and business social networking solutions with offices and operations in more than 20 cities around the world.  During the past eight years Dr. Chen served at BroadVision, the company has helped thousands of organizations around the globe to enable mission-critical web initiatives and to grow profitably by improving online business processes through invited participation and social interaction. Prior to starting BroadVision, Dr. Chen was vice president of multimedia technology at Sybase, a leading supplier of database software, and was responsible for the company’s interactive initiatives. In 1992, Sybase acquired Gain Technology, which was founded and led by Dr. Chen. He presently serves on the board of directors for SINA Corporation (NASDAQ: SINA) and Fortinet (NASDAQ: FTNT).

Dr. Chen currently serves as a vice chairman of the Committee of 100, a non-profit organization dedicated to improving mutual understanding between the United States and China through dialogue and cooperation. He is also an adviser to the College of Engineering, University of California at Berkeley. Dr. Chen obtained his PhD from Berkeley, his MS from Indiana University, and his BS from National Taiwan University, all in computer science.

“On behalf of our board of directors, I would like to welcome Dr. Chen as our newest board member,” said HiSoft Chief Executive Officer Mr. Tiak Koon Loh. “Having personally started and managed two successful start-up software companies, Dr. Chen has a wealth of industry experience that I believe will prove invaluable as Hisoft enters its next stage of growth as a public company.”

Forward-looking Statements

This press release may contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs about future events and financial, political and social trends and assumptions it has made based on information currently available to it. HiSoft cannot assure that any expectations, forecasts or assumptions made by management in preparing these forward-looking statements will prove accurate, or that any projections will be realized. Such forward-looking statements may be affected by inaccurate assumptions or by known or unknown risks or uncertainties. Actual results may vary materially from those expressed or implied by the statements herein. For factors that could cause actual results to vary, perhaps materially, from these forward-looking statements, please refer to the HiSoft’s filings with the Securities and Exchange Commission. Forward-looking statements contained herein speak only as of the date of this release. HiSoft does not undertake any obligation to update or revise publicly any forward-looking statements, whether to reflect new information, future events or otherwise.

About HiSoft Technology International Limited

HiSoft Technology International Limited (NASDAQ: HSFT) is a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China. HiSoft provides its services to leading companies around the world through a combination of onshore and offshore delivery capabilities. HiSoft leverages its skilled technology specialists and client-centric delivery centers to offer customers reliable and high-quality technology solutions. For more information about HiSoft, please visit http://www.hisoft.com.

For investor and media inquiries please contact:

In China:

Ross Warner

HiSoft Technology International Limited

Tel: +86-10-5987-5865

Email: investor_relations@hisoft.com

HiSoft Technology International Limited  ~  6/F Haya Plaza, No.1 Shangdi East Road Haidian District Beijing, China 100085

Agustin Bautista

Ogilvy Financial, Beijing

Tel: +86-10-8520-6166

Email: hsft@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

Email: hsft@ogilvy.com

www.hisoft.com  ~  +86.10.5987.5566